Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of December, 2009

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Market announcement dated December 22, 2009

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

Ultrapar announces the acquisition of a terminal for liquid bulk in the port of Suape

São Paulo, December 22nd, 2009 – Ultrapar Participações S.A. (BM&FBOVESPA:UGPA4 / NYSE:UGP) hereby announces that, through Ultracargo, it has acquired from Puma Storage do Brasil Ltda. a storage terminal for liquid bulk with a capacity of 83 thousand cubic meters located at the port of Suape, in the state of Pernambuco. Today, the ownership of the assets was effectively transferred and the price of R$ 44 million paid for the acquisition.

The acquired terminal is located in an area leased by Ultracargo and adjacent to its existing terminal in the port of Suape, thus allowing the immediate integration of the operations. Privileged by a strategic geographical position, the port of Suape is the most complete port complex in the Northeast region of Brazil.

The capacity of the acquired terminal will be added to Ultracargo’s current capacity of 540 thousand cubic meters, representing a 15% increase in the total liquid bulk storage capacity of the company. This acquisition strengthens Ultracargo’s position in the region of the port of Suape, enhances its operational scale and represents one more step in Ultracargo’s strategy of strengthening its position as an important provider of storage for liquid bulk in South America.

André Covre
Chief Financial and Investor Relations Office
Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 22, 2009
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Market Announcement)